NEWS RELEASE	ELD No. 15-18
TSX: ELD NYSE: EGO	October 05, 2015

Greece Update

Vancouver, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") is pleased to announce that Greece's Council of State - the country's Supreme Court on administrative and environmental matters - has issued an injunction relief #299/2015 in favour of the Labour Center of Halkidiki and the Labour Unions representing the workers of Hellas Gold S.A. - a subsidiary of Eldorado in Greece.

The injunction relief temporarily revokes the decisions of Greece's Ministry of Energy and Environment, which forced Hellas Gold to suspend its activities in Halkidiki in August (as described in Eldorado's press releases dated August 19 and August 20, 2015). The Council of State, following a hearing held before its plenary session on October 2nd, is expected to issue its final ruling regarding the decisions of the Ministry of Energy at some point in the near future. However, until the final ruling is issued the injunction relief granted by the Council of State stands.

Paul N. Wright, Chief Executive Officer of Eldorado, commented, "The injunction relief granted by the Council of State once again demonstrates the integrity and legality of our permits in Halkidiki, Northern Greece. We will resume our mining and construction activities in Halkidiki and bring our employees and contractors back to work, effective immediately. Furthermore, we will continue to engage in constructive dialogue with the Ministry of Energy with a view to addressing any concerns the Ministry might have. Mining can make an important contribution to the economic recovery of Greece and we wish to work together with the Ministry of Energy in order to generate job opportunities for the Greek people, pay taxes to the Greek Government, and support economic growth through best available environmental, engineering, health, safety, and community engagement practices. This approach, which Eldorado has successfully adopted over the last two decades in various other jurisdictions, will benefit all stakeholders."

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Greece Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604	601 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com